FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2003

AUDIOCODES LTD.

(Translation of Registrant’s Name into English)

4 Hahoresh Road, Yehud 56470 • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On February 5, 2003, AudioCodes Ltd. (the “Company”) issued a press release announcing that the Company has applied to the court in Israel seeking approval to repurchase up to $10 million of the Company’s ordinary shares.  A copy of this press release is annexed hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1.

Press Release, dated February 5, 2003, announcing that the Company has approved a program to repurchase up to $10 million of the Company’s ordinary shares.

The information set forth in the first, second, and third paragraphs of the press release attached as Exhibit 1 to this Report on Form 6-K, is hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-12346; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; and (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.

(Registrant)

By: /s/ MIKE LILO_____________

Mike Lilo

Dated:

February 5, 2003

EXHIBIT INDEX

Exhibit No.

Description

Press Release, dated February 5, 2003, announcing that the Company has applied to the court in Israel seeking approval to repurchase up to $10 million of the Company’s ordinary shares.

Exhibit 1

Company Contact:	IR Agency Contact:
C.O.O. & C.F.O.	The Global Consulting Group
Mike Lilo 972 (3) 539-4000 mikel@audiocodes.com	Erik Knettel (212) 807-5057 erik.knettel@tfn.com	4 HaHoresh Street, P.O. Box 14 Yehud, 56470 Israel Tel: +972-3-5394000 Fax: +972-3-5394040

AudioCodes Seeks Approval

For New Share Repurchase Program

Yehud, Israel – February 5, 2003 – AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet (VOP) technologies and systems, today announced that the Board of Directors of AudioCodes has authorized management to pursue an additional share repurchase program. The Company recently completed its second repurchase program. Through the two programs the Company repurchased a total of approximately 4 million shares over the last two years.

Under Israeli law, the repurchase program requires court approval. AudioCodes has filed an application with the District Court in Tel Aviv, Israel to approve the repurchase by the Company of up to $10 million of its ordinary shares. AudioCodes expects that the approval process will take approximately two months.

Purchases pursuant to the new program, as in previous programs, will be made from time-to-time at the discretion of management in open market or privately negotiated transactions. Such purchases will be subject, among other factors, to the share price and market conditions, and will be made in accordance with all applicable laws and regulations.

About AudioCodes

Founded in 1993, AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing network equipment providers and system integrators with innovative, reliable and cost-effective voice over packet media gateway and media processing technology and systems solutions.  The company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes' has built on its market leading core technology expertise to develop enabling technology products and a carrier-grade product line that continues to facilitate the evolving demands of the new wireline, wireless and cable communications infrastructure.  AudioCodes products include its highly flexible, scalable, and leading edge media gateway systems, VoIP communication boards, VoIP media gateway modules, VoP chip processors, and analog media gateways for access and enterprise solutions. Its customers include the leading global telecom and datacom network equipment providers. AudioCodes' international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California.

For more information on AudioCodes, visit http://www.audiocodes.com or call

+1 (408) 577-4088

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant and IPmedia are trademarks or registered trademarks of AudioCodes Limited.  All other products or trademarks are property of their respective owners.